

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 21, 2007

<u>**VIA U.S. MAIL AND FAX (305) 358-7704**</u>

Mr. Stephen Lazarus
Chief Financial Officer
Steiner Leisure Limited
770 South Dixie Highway
Coral Gables, FL 33146

>   **Re: Steiner Leisure Limited**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 16, 2007**
>   **File No. 0-28972**

Dear Mr. Lazarus:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director